TIDAL TRUST II 485APOS

Ex-99.(p)(xxi)

Code of Ethics – Insider Trading Policy

Amended and Restated: July 1, 2025

Even Herd, LLC (the “Firm” and “Advisor”)	Principal Place of Business 14642 Bogert Pkwy Oklahoma City ● OK ● 73134

Code of Ethics with Insider Trading Policy

Even Herd, LLC (the “Firm” and “Advisor”)

1.1	Overview

This Code of Ethics (the “Code”) has been adopted by the Firm, as an investment advisor in compliance with Rule 17j-1 under the Investment Company Act of 1940 (the “1940 Act”) and Rule 204A-1 under the Investment Advisers Act of 1940 (the “Advisers Act”).

The 1940 Act prohibits the Firm and its employees, in connection with the purchase and sale, directly or indirectly, of a security held or to be acquired by the Fund(s) to, a) employ any device, scheme or artifice to defraud the Fund(s); b) make any untrue statement of a material fact to the Fund(s) or omit to state a material fact necessary in order to make the statements made to the Fund(s), in light of the circumstances under which they are made, not misleading; c) engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Fund(s); or d) engage in any manipulative practice with respect to the Fund(s).

All Supervised Persons of the Firm must comply with all applicable federal securities laws.

The Code is based on the principle that every officer, interested director, partner, employee, or any Supervised Person of the Firm, including all Access Persons, is to always place the interests of all Clients of the Firm before his or her own personal interests. Each officer, interested director, partner, employee, or any Supervised Person of the Firm, including certain outsourced third-party service providers covered by this Code, are to avoid any actual or potential conflicts of interest with the Firm and the Firm’s Clients and must comply with the applicable provisions of the Code in all personal securities transactions.

Questions concerning this Code should be directed to the Chief Compliance Officer (“CCO”) of the Firm, or other compliance personnel (“Compliance”) as designated by the CCO.

1.2	Definitions

1)	“Access Person” means:

a)	Any of the Firm’s Supervised Persons:

i)	Who has access to nonpublic information regarding any clients’ purchase or sale of any Reportable Security as defined herein, or nonpublic information regarding the portfolio holdings of any Reportable Fund, also defined herein, or

ii)	Who is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic.

b)	If providing investment advice is your primary business, all your directors, officers and partners are presumed to be Access Persons.

The Firm considers all full-time employees who are Supervised Persons of the Firm to be Access Persons. Any other part-time, temporary, intern, contract person, or outsourced third-party service providers who perform administrative or non-investment functions for the Firm and who do not meet the definition of Access Person, as defined above, will not be deemed Access Persons.

An Access Person may include any outsourced service provider who, other than not being employed by the Firm, meets the criteria for being an Access Person. Those individuals will be subject to all the provisions of the Code and their compliance with the Code is the responsibility of the Firm. The CCO of the Firm, as an officer of the Firm, is considered to be an Access Person.

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By definition, all Access Persons are Supervised Persons, but not all Supervised Persons are Access Persons. It is the Firm’s policy that all Supervised Persons will be subject to the applicable provisions of the Code and their compliance with the Code is the responsibility of the Firm.

2)	“Automatic Investment Plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan as well as a 401k plan in which automatic payroll deductions are made on a regular schedule.

3)	“Beneficial Ownership” will be interpreted in the same manner as it would be in determining whether a person has beneficial ownership of a security as outlined in Section 16a-1(a)(2) of the 1934 Act. The determination of direct or indirect beneficial ownership shall apply to all securities which a Supervised Person has or acquires. For purposes of this policy, “Beneficial Ownership” includes securities held by:

■	Your spouse, minor children or relatives who share the same house with you;

■	An estate for your benefit;

■	A trust, of which (a) you are a trustee or you or members of your immediate family have a vested interest in the income or corpus of the trust, or (b) you own a vested beneficial interest, or (c) you are the grantor and you have the power to revoke the trust without the consent of all beneficiaries;

■	A partnership in which you are a partner;

■	A corporation (other than with respect to treasury shares of the corporation) of which you are an officer, director, or 10% shareholder;

■	Any other person if, by reason of contract, understanding, relationship, agreement, or other arrangement, you obtain benefits substantially equivalent to those of ownership; and

■	Your spouse or minor children or any other person, if, even though you do not obtain from them benefits of ownership, you can vest or re-vest title in yourself at once or at some future time.

A beneficial owner of a security also includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power and/or investment power with respect to such security. Voting power includes the power to vote, or to direct the voting of such security, and investment power includes the power to dispose, or direct the disposition of such security. A person is the beneficial owner of a security if he or she has the right to acquire beneficial ownership of such security at any time within sixty days.

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4)	“Brokerage Account(s)” means any account with a broker, dealer, or bank that may hold securities. For example, Traditional IRA, Roth IRA, Rollover IRA, Individual Brokerage Account, 401K, 529 Account, Joint Tenants WROS, Community Property Account, etc.

5)	“CCO” means the Firm’s Chief Compliance Officer. The CCO is an Access Person of the Firm.

6)	“Client” means any person or entity for which the Firm acts as an investment advisor.

7)	“Compliance” refers to any member of the Compliance team who has been delegated responsibility by the CCO or Executive Officer of the Firm to perform general or specific compliance functions. Compliance includes the CCO and may also include an outsourced service provider who has entered into a contractual agreement with the Firm to provide compliance-related services, including the services of CCO.

8)	“Control” has the same meaning as set forth in Section 2(a)(9) of the Investment Company Act of 1940 (the “1940 Act”). In summary, control means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

9)	“ETFs” are Exchange Traded Funds organized as open-end and closed-end investment companies and those issued by Unit Investment Trusts.

10)	“Excluded Securities” include the following securities:

■	Direct obligations of the United States government;

■	Bankers’ acceptances, bank certificates of deposit, commercial paper and other high quality short-term debt instruments, including repurchase agreements;

■	Shares issued by any money market fund; and

■	Shares issued by any open-end fund other than the following, which are not Excluded Securities: (i) any investment company registered under the 1940 Act whose investment advisor or principal underwriter is the Firm, Controls the Firm, is Controlled by the Firm, or is under common Control with the Firm.

11)	“Fund” means an investment company (mutual fund or ETF) registered under the 1940 Act.

12)	“Immediate Family Members” includes the following:

child	grandparent	son-in-law
step-child	spouse	daughter-in-law
grandchild	sibling	brother-in-law
parent	mother-in-law	sister-in-law
step-parent	father-in-law

Immediate Family includes adoptive relationships and any other relationship (whether recognized by law or not) which could lead to possible conflicts of interest, diversions of corporate opportunity, or appearances of impropriety, which this Code is intended to prevent.

13)	“Initial Public Offering” means an offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934.

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14)	“Limited Offering”, also known as a “Private Placement Offering” means an offering that is exempt from registration under the Securities Act of 1933.

15)	“Material Non-Public Information” refers to certain information about a company that has not been disseminated to the public which could affect its market value and investment decisions.

Material non-public information could be manipulated to gain an unfair advantage in the marketplace. This is known as insider trading or insider dealing.

16)	“Orion Compliance” is the compliance software system from Orion Compliance utilized by Compliance of the Firm for monitoring many compliance activities, including, but not limited to Code requirements such as brokerage statements, personal securities transactions, initial and annual holdings reports, gifts and entertainment, outside business activities, political contributions, and quarterly and annual certifications and attestations.

17)	“Pre-Approval” is the process required to receive approval prior to entering into any personal securities transaction involving the Purchase or Sale of any security or offering that requires Pre-Approval as outlined in Section 1.4 of this Code. Pre-Approval is also utilized in certain instances of Gifts and Entertainment and Charitable Contributions.

18)	“Purchase or Sale of a Security” includes, among other things, the writing of an option to purchase or sell a security. A security is “being considered for purchase or sale” when a recommendation is made by a Firm portfolio manager to purchase or sell a security, and such recommendation has been communicated to Firm personnel.

19)	“Reportable Fund” means:

a)	Any Fund(s) for which the Firm serves as an investment advisor as defined in section 2(a)(20) of the Investment Company Act of 1940; or

b)	Any Fund(s) whose investment advisor or principal underwriter controls the Firm, is controlled by the Firm, or is under common control with the Firm. For purposes of this section, “control” has the same meaning as it does in section 2(a)(9) of the Investment Company Act of 1940; or

c)	Any Private Fund for which the Firm serves as an investment advisor.

For the purpose of this Code, Access Persons must submit any proposed personal securities transaction in all Reportable Funds through Orion Compliance and must receive Pre-Approval prior to initiating such personal trades in a Reportable Fund. See Section 1.4 below for more details.

20)	“Reportable Security or Reportable Securities” has the same meaning as set forth in Section 202(a)(18) of the Investment Advisers Act of 1940 and includes:

any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

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For the purposes of this Code, all Funds as defined in this Code are Reportable Securities, but do not require Pre-Approval unless the Fund is a Reportable Fund.

An investment in any Reportable Fund, IPO, Limited Offering (Private Placement Offering) is, for this Code, a Reportable Security and requires Pre-Approval prior to entering into an agreement to purchase or sell such security. Pre-Approval will be obtained through Orion Compliance.

Any other Reportable Security, other than as outlined in the preceding paragraph, does not require Pre-Approval, but must be included in any required reporting, including transaction reports through Orion Compliance.

21)	“Supervised Person” has the same meaning as set forth in Section 202(a)(25) of the Advisers Act. In summary, a Supervised Person is any officer, director, partner, and employee of an Advisor, and any other person who provides advice on behalf of an Advisor and is subject to the Advisor’s supervision and control. This can include outsourced third parties.

1.3	Standards of Conduct

The Firm believes all its Supervised Persons, as fiduciaries, have a duty of utmost good faith to act solely in the best interests of the Firm’s Clients. The Firm’s fiduciary duty compels all its Supervised Persons to act with the utmost integrity in all dealings. This fiduciary duty is the core principle underlying this Code and represents the Firm’s core expectations related to any activities of its Supervised Persons.

Personal Conduct

1)	Giving or Receiving of Gifts or Entertainment

No Supervised Person may give or receive any single gift or entertainment with a value of more than $500 to/from any person that does business with or on behalf of the Firm without specific approval in advance through Orion Compliance.

Generally, except as noted in this paragraph, all gifts and entertainment requests, regardless of value, must be submitted to Compliance through Orion Compliance, and must detail the provider/recipient of the gift or entertainment and the nature and value of the gift or entertainment. However, if the Supervised Person or the Firm receives a gift of perceived de minimis value under $100, e.g., apparel, box of chocolates, or other item of similar nature, no reporting of such occurrence and no approval to receive such item is required. This only pertains to gifts received by the Firm or Supervised Person that appear to be less than $100 in value.

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Except as noted in the prior paragraph above, if any gift or entertainment is given or received and the value is under $500, submission through Orion Compliance alone is sufficient, Pre-Approval is not required, and the documentation may be submitted after such activity has occurred.

If any single instance of providing or receiving a gift or entertainment exceeds the $500 threshold, Pre-Approval in advance of such activity is required and the request must be submitted through Orion Compliance detailing the provider/recipient of the gift or entertainment and the nature and value of the gift or entertainment. If advance notice is not possible, notification through Orion Compliance should be submitted as soon as practical after the activity’s occurrence. The request will include an attestation that indicates that the provider/recipient is not obligated, nor have they committed the Firm to any activity which would cause the individual or Firm to be out of compliance with the Code.

2)	Charitable Contributions

All charitable contributions, regardless of value, must be submitted through Orion Compliance and must detail the provider/recipient of the charitable contribution and the nature and value of such charitable contribution.

If the value of the charitable contribution is under $500, submission alone is sufficient, Pre-Approval is not required, and the documentation may be submitted after such activity has occurred.

If a charitable contribution exceeding $500 is made by the Firm to any charitable organization, including those requested by a Client of the Firm, it will require a request from the individual through Orion Compliance. The charitable contribution must be Pre-Approved in advance of such contribution, or if advance notice is not possible, as soon as practical after such contribution is made. No charitable contribution can be made payable directly to an individual Client of the Firm, but rather must be made payable to the entity or organization for whom the contribution is intended.

3)	Service as Director for an Outside Company

Supervised Persons may not serve on the Board of Directors of a publicly traded company without submitting the directorship or affiliation through Orion Compliance and receiving Pre-Approval through Orion Compliance. Such approval shall be based upon a documented finding by Compliance that such service by the Supervised Person shall not be likely to result in a conflict of interest for the Firm and the Supervised Person. Furthermore, where any conflicts of interest are identified, Compliance will work with the Supervised Person to manage such conflicts, if possible.

4)	Outside Business Activities

Supervised Persons employed by the Firm may not engage in any outside business activities without submitting the outside business activity through Orion Compliance and receiving Pre-Approval through Orion Compliance. If the outside business activity gives rise to conflicts of interest, Compliance will work with the Supervised Persons to manage such conflicts, if possible. Supervised Persons may not engage in outside business activities that will jeopardize the integrity or reputation of the Firm. Similarly, no such outside business activities may be inconsistent with the interest of the Firm and its Clients as determined by Compliance and the Firm.

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5)	Protection of Material Non-Public Information

All Supervised Persons must review and comply with the Firm’s Insider Trading Policies and Procedures in the attached Appendix to this Code.

1.4	Personal Securities Trading Policy

This Section 1.4 applies only to Access Persons.

A.	General Pre-Approval of Personal Securities Transactions

The Firm conducts transactions in Reportable Securities, which may include, but is not limited to, stocks, bonds, mutual funds, and ETFs. The Firm has determined that personal securities transactions by Access Persons of the Firm will not result in a material impact on the prices of securities in which the Firm invests or provide an opportunity to exploit trading activity to the benefit of any Access Person. Access Persons must still submit trade requests through Orion Compliance for recordkeeping purposes; however, Access Persons are only required to obtain Pre-Approval from Compliance through Orion Compliance prior to executing a personal securities transaction in a Reportable Fund, IPO, and Limited Offerings (including Private Placement Offering).

Notification of a prospective transaction in which Pre-Approval is required and any subsequent approval of such a prospective transaction in which Pre-Approval is required must be completed through Orion Compliance. However, no transaction in which Pre-Approval is required can be initiated until such approval is received through Orion Compliance in advance of such transaction by the individual contemplating the transaction.

This Pre-Approval requirement for Access Persons extends to any accounts for which the Access Person has Beneficial Ownership, as described in this Code, and to trusts over which the Access Person has discretionary authority.

Once Pre-Approval is received through Orion Compliance for any personal securities transaction requiring Pre-Approval, the individual receiving such approval shall have two full trading days following the date of Pre-Approval to execute the transaction (e.g., trade request submitted and approved on Monday must be executed by the end of the day Wednesday), after which time a new trade request must be entered through Orion Compliance, and a new approval obtained if the initial trade was not executed. It is the responsibility of the individual receiving trade Pre-Approval to execute the trade within the time frame allowed. Any failure to execute the trade within the allowed period may result in a reversal of the trade and disgorgement of any profits at the sole discretion of the CCO given the facts of such trade activity.

In instances where the Access Person does not have access to the Orion Compliance Employee Launch Portal and Personal Trading Module, Pre-Approval can be requested/received in the form of an email from Compliance as long as the actual trade activity does not occur until approval is given. All such trades not initially submitted through Orion Compliance must be subsequently input into Orion Compliance by the Access Person as soon as practical, but no later than one trading day after the original trade has been submitted to Compliance via email.

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B.	Initial Public Offerings and Limited Offerings

All Access Persons must obtain Pre-Approval through Orion Compliance before directly or indirectly acquiring Beneficial Ownership in any security in an IPO or in a Limited Offering, including Private Placement Offerings. Pre-Approval shall be based upon a finding by Compliance in advance of such transaction that the transaction itself shall not be likely to result in a conflict of interest for the Firm and the Access Person.

C.	Exempted Transactions

Any prohibitions, Pre-Approval, and other reporting requirements of this policy do not apply to the following transactions:

1)	Purchases or sales of Excluded Securities as defined in this policy;

2)	Purchases or sales of securities effected in any account over which the Access Person has no direct or indirect influence or control, i.e.) a blind trust;

3)	Purchases or sales of securities that are non-volitional on the part of the Access Person, such as dividend re-investments;

4)	Purchases of securities that are part of an automatic investment plan; and

5)	Purchases of securities effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, or sales of such rights.

1.5	Reporting Requirements

This Section 1.5 applies only to Access Persons.

A.	Reporting Requirements by Access Persons

1)	Initial & Annual Holdings Reports

Upon employment, anyone designated as an Access Person shall be required to provide an Initial Holdings Report of all open brokerage accounts and personal holdings in any Reportable Security, as defined herein, through Orion Compliance no later than 10 calendar days after employment or after being designated as an Access Person. Such report can be in the form of a current holdings report or brokerage statement uploaded to Orion Compliance.

On an annual basis, all Access Persons are further required to provide a certification through Orion Compliance no later than 45 calendar days after each calendar year end attesting that they have caused to be submitted duplicate statements for all active Brokerage Accounts. The information provided and certification will cover all personal holdings and transactions in any Reportable Securities. Additionally, the certification will include a Code of Ethics Attestation.

Brokerage statements delivered via Orion Compliance Direct Feed which contain the same information noted below will be viewed as an acceptable form of reporting, provided they are received within thirty (30) days of the end of any reporting period, or in accordance with the brokerage firm’s delivery schedule. In limited Pre-Approved circumstances, Compliance may accept duplicate statements electronically via email, or via paper copies mailed directly from the brokerage firm to Compliance, or another designated person.

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In addition, when submitting a report, each Access Person shall certify that the information contained in each such report is accurate, complete and that the Access Person has reported all required information. The report described in this Section must contain substantially the following information:

a)	Security Name

b)	Ticker Symbol or CUSIP number

c)	Number of Shares or Par

d)	Principal Amount

e)	Broker, Dealer or Bank Name

f)	Date of the Report

Additionally, on at least a quarterly basis, Access Persons shall also identify all Brokerage Accounts that were opened or closed during the quarter in which the Access Person or immediate family member holds, can hold, or which held a Reportable Security.

2)	Quarterly Transaction Reports

Not later than 30 calendar days following the end of each calendar quarter, all Access Persons shall submit through Orion Compliance a certification (“Quarterly Report”) which includes a list of all personal transactions (“Reportable Security Transaction Report”) in any Reportable Security (other than transactions in Excluded Securities) pursuant to which the Access Person obtained direct or indirect Beneficial Ownership. The Reportable Security Transaction Report must contain substantially the same information required as outlined below:

a)	The date of the transaction, the exchange ticker symbol or CUSIP number, number of shares or units, price per share or unit, and total dollar amount of each Reportable Security involved;

b)	The nature of the transaction (i.e., buy, sell, sell short, etc.);

c)	The price of the Reportable Security at which the transaction was effected; and

d)	The name of the broker, dealer, or bank with, or through, which the transaction was effected along with the account number.

The Reportable Security Transaction Report to be filled out by each individual Access Person will be provided in the Quarterly Report submitted through Orion Compliance and will also contain an attestation from the Access Person certifying the accuracy and completeness of the Reportable Security Transaction Report and Quarterly Report, as well as any other information Compliance may deem appropriate. If an Access Person effected no transactions during the applicable quarter, he/she shall still submit a signed and dated Quarterly Report indicating as such.

Brokerage statements which contain the same information noted above will be viewed as an acceptable form of reporting in lieu of the Reportable Security Transaction Report, provided they are received within thirty (30) days of the end of any reporting period, or in accordance with the brokerage firm’s delivery schedule. The information contained in the brokerage statements will be uploaded via Orion Direct Feed. In limited approved circumstances, Compliance may accept duplicate statements electronically via email, or via paper copies mailed directly from the brokerage firm to Compliance, or another designated person.

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As part of the Quarterly Report, each Access Persons will also report any new or closed Brokerage Accounts established during the quarter covered by the Quarterly Report in which any Reportable Security was held in which the Access Person has direct or indirect Beneficial Ownership. A Brokerage Account as described above in Section 1.2 – Definitions, means any account with a broker, dealer, or bank that may hold securities.

The information to be provided with respect to any newly established Brokerage Account should include a) the name of the broker, dealer, or bank with whom the Access Person established the account; b) exact account title (e.g., John Smith and Jane Smith JT TEN WROS); c) the names on the account; d) the account number; e) date the account was opened (if known); and f) whether the account is a managed account.

The transactions listed under Section 1.4, Subsection C – Exempted Transactions, are not required to be reported in the Reportable Security Transaction Report; however, if duplicate statements are submitted, Exempted Transactions may be reported as part of the duplicate statement as the duplicate statements are comprehensive in nature and include all personal security transactions in a Brokerage Account.

B.	Disclaimer of Ownership

A report may contain a statement that it shall not be construed as an admission by the person making the report that he has any direct or indirect beneficial ownership in the reported security.

C.	Submission of Duplicate Periodic Statements

Each Access Person must arrange for duplicate copies of statements of all Brokerage Accounts for which they have direct or indirect Beneficial Ownership, including duplicate statements for accounts of Immediate Family Members living in the household for which they have direct or indirect Beneficial Ownership, to be uploaded through the Orion Compliance Direct Feed.

If the CCO maintains any Brokerage Accounts which can hold, or currently holds a Reportable Security, duplicate copies of those statements must be provided via Orion Compliance.

1.6	Record Keeping Requirements

The Firm’s CCO will keep the applicable records regarding this Code for the specified number of years as required in the Advisers Act.

1.7	Certifications

The Code will be provided to all Supervised Persons upon employment with the Firm. Each Supervised Person will provide written certification initially upon receiving the Code, and then again at any point in the future if the Code is updated and contains any material changes.

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1.8	Reporting of Violations

The Firm takes the potential for conflicts of interest caused by personal investing very seriously. Accordingly, Supervised Persons that become aware of a violation of the Code are required to promptly report such violation to the CCO, or in the event the violation involves the CCO, to the President or other officer of the Firm. Any person who seeks to retaliate against a Supervised Person who reports a Code violation shall be subject to sanctions. The Firm provides an anonymous Incident Reporting and Whistleblower Portal through Orion Compliance.

1.9	Sanctions

The Firm’s management may impose sanctions it deems appropriate upon any Supervised Person who violates the Code. In addition, the Firm’s management may impose sanctions it deems appropriate upon any Supervised Person who has engaged in a course of conduct that, although in technical compliance with the Code, is part of a plan or scheme to evade the provisions of the Code. Sanctions may include a letter of censure, suspension of employment, termination of employment, fines, and disgorgement of profits from prohibited or restricted transactions.

2.0	Review and Supervisory Reporting

A.	Review Procedures

1)	Compliance shall review reports, including initial holdings reports, annual holdings reports, personal securities transaction reports, quarterly transaction reports, and brokerage statements, provided as outlined herein, to attempt to detect possible violations of the Code.

2)	Senior management, or the CCO of the Firm, shall review this Code annually.

B.	Reporting Procedures

1)	Compliance shall promptly report to the CCO, or to the Firm’s senior management if any issue involves the CCO: (a) any transaction that appears to be in violation of the prohibitions contained in this Code; (b) any apparent violations of the reporting requirements contained in this Code; and (c) any procedures or sanctions imposed in response to a violation of this Code, including but not limited to a letter of censure, suspension or termination of the employment of the violator as imposed by the President of the Firm, or the unwinding of the transaction and disgorgement of the profits.

2)	The CCO will include this information in the CCO’s Annual Report to be completed in accordance with Rule 206(4)-7.

3)	In addition, the CCO will also include the following information, as is deemed appropriate and applicable, in the CCO’s Annual Report in accordance with Rule 206(4)-7:

a)	a summary of any changes in the Code’s policies or procedures during the past year;

b)	a description of any issues arising under the Code or its procedures since the last report, including but not limited to, information about material violations of the Code and sanctions imposed in response to material violations;

c)	an evaluation of the current Code and a report on any recommended changes to the Code based upon the CCO’s experience, evolving industry practices, or developments in applicable laws or regulations; and

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d)	a certification that the Firm has adopted procedures reasonably necessary to prevent Supervised Persons from violating the Code.

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Appendix

Insider Trading Policies and Procedures

The Insider Trading and Securities Fraud Enforcement Act of 1988 (“ITSFEA”) requires that all investment advisors and broker-dealers establish, maintain, and enforce written policies and procedures designed to detect and prevent the misuse of material non-public information by such investment advisor and/or broker-dealer, or any person associated with the investment advisor and/or broker-dealer.

Section 204A of the Advisers Act states that an investment advisor must adopt and disseminate written policies with respect to ITSFEA, and an investment advisor must also vigilantly review, update, and enforce them. Section 204A provides that every advisor subject to Section 204 of the Advisers Act shall be required to establish procedures to prevent insider trading.

The Firm has adopted the following policy, procedures, and supervisory procedures in addition to the Code of Ethics.

Section I – Policy

The purpose of this Section 1 is to familiarize the officers, directors, and employees of the Firm with issues concerning insider trading and to assist them in putting into context the policy and procedures on insider trading.

Policy Statement:

No person to whom this Statement on Insider Trading applies, including officers, directors, and employees, may trade, either personally or on behalf of others (such as private accounts managed by the Firm) while in possession of material, non-public information; nor may any officer, director, or employee of the Firm communicate material, non-public information to others in violation of the law. This conduct is frequently referred to as “insider trading.” This policy applies to every officer, director, and employee of the Firm and extends to activities within and outside their duties with the Firm. It covers not only personal transactions of Firm Personnel, but indirect trading by family, friends and others, or the non-public distribution of inside information from you to others. Every officer, director, and employee must read and retain this policy statement. Any questions regarding the policy and procedures should be referred to Compliance.

The term “insider trading” is not defined in the Federal securities laws, but generally is used to refer to the use of material non-public information to trade in securities (whether or not one is an “insider”) or the communications of material nonpublic information to others who may then seek to benefit from such information.

While the law concerning insider trading is not static, it is generally understood that the law prohibits:

a)	Trading by an insider, while in possession of material non-public information; or

b)	Trading by a non-insider, while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; or

c)	Communicating material non-public information to others.

The elements of insider trading and the penalties for such unlawful conduct are discussed below.

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6)	Who is an Insider? The concept of “insider” is broad. It includes officers, directors, and employees of a company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. In addition, an investment advisor may become a temporary insider of a company it advises or for which it performs other services. According to the Supreme Court, the company must expect the outsider to keep the disclosed non-public information confidential and the relationship must at least imply such a duty before the outsider will be considered an insider.

7)	What is Material Information? Trading on inside information can be the basis for liability when the information is material. In general, information is “material” when there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities. Information that officers, directors, and employees should consider material includes, but is not limited to dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, a significant cybersecurity incident experienced by the company that has not yet been made public, and extraordinary management developments.

8)	What is Non-Public Information? Information is non-public until it has been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, the Wall Street Journal, or other publications of general circulation would be considered public. (Depending on the nature of the information, and the type and timing of the filing or other public release, it may be appropriate to allow for adequate time for the information to be “effectively” disseminated.)

9)	Reason for Liability. (a) Fiduciary duty theory - in 1980, the Supreme Court found that there is no general duty to disclose before trading on material non-public information, but that such a duty arises only where there is a direct or indirect fiduciary relationship with the issuer or its agents. That is, there must be a relationship between the parties to the transaction such that one party has a right to expect that the other party will disclose any material non-public information or refrain from trading; (b) Misappropriation theory - another basis for insider trading liability is the, ‘misappropriation” theory, where liability is established when trading occurs on material non-public information that was stolen or misappropriated from any other person.

10)	Penalties for Insider Trading. Penalties for trading on or communicating material non-public information are severe, both for individuals and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:

a)	civil injunctions

b)	treble damages

c)	disgorgement of profits

d)	jail sentences

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e)	fines for the person who committed the violation of up to three times the profit gained, or loss avoided, whether or not the person actually benefited, and

f)	fines for the employer or other controlling person of up to the greater of $1 million or three times the amount of the profit gained, or loss avoided.

In addition, any violation of this policy statement can be expected to result in serious sanctions by the Firm, including dismissal of the persons involved.

Section II - Procedures

The following procedures have been established to aid the officers, directors, and employees of the Firm in avoiding insider trading, and to aid in preventing, detecting, and imposing sanctions against insider trading. Every officer, director, and employee of the Firm must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability, and/or criminal penalties. If you have any questions about these procedures, you should consult Compliance.

1)	Identifying Inside Information. Before trading for yourself or others, including private accounts managed by the Firm, in the securities of a company about which you may have potential inside information, ask yourself the following questions:

i)	Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed?

ii)	Is the information non-public? To whom has this information been provided? Has the information been effectively communicated to the marketplace by being published in Reuters, The Wall Street Journal, or other publications of general circulation?

If, after consideration of the above, you believe that the information is material and non-public, or if you have questions as to whether the information is material and non-public, you should take the following steps:

i)	Report the matter immediately to Compliance.

ii)	Do not purchase or sell the security on behalf of yourself or others, including investment companies or private accounts managed by a Provider.

iii)	Do not communicate the information to anybody, other than to Compliance.

iv)	After Compliance has reviewed the issue, you will be instructed to either continue the prohibitions against trading and communication, or you will be allowed to communicate the information and then trade.

2)	Restricting Access to Material Non-public Information. Any information in your possession that you identify as material and non-public may not be communicated other than in the course of performing your duties to anyone, including persons within your company, except as provided in paragraph I above. In addition, care should be taken so that such information is secure. For example, files containing material non-public information should be sealed; access to computer files containing material non-public information should be restricted. The Firm shall maintain a “restricted list” of issuers about which the Firm has inside information, and prohibitions on any trading (personal or for clients) in securities of those issuers.

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3)	Resolving Issues Concerning Insider Trading. If, after consideration of the items set forth in paragraph 1, doubt remains as to whether information is material or non-public, or if there is any unresolved question as to the applicability or interpretation of the foregoing procedures, or as to the propriety of any action, it must be discussed with Compliance before trading or communicating the information to anyone.

Section III – Supervision

The role of the Chief Compliance Officer is critical to the implementation and maintenance of this Statement on Insider Trading. These supervisory procedures can be divided into two classifications, (1) the prevention of insider trading, and (2) the detection of insider trading.

1)	Prevention of Insider Trading

To prevent insider trading, Compliance should:

a)	Answer promptly any questions regarding the Statement on Insider Trading;

b)	Resolve issues of whether information received by an officer, director, or employee is material and non-public;

c)	Update as necessary this Statement on Insider Trading;

d)	Ensure that all personnel are made aware of, review, and attest to any material changes to this document; and

e)	If it has been determined that an officer, director, or employee has come into possession of any material non-public information,

i)	Implement measures to prevent dissemination of such information, and

ii)	If necessary, restrict officers, directors, and employees from trading the affected securities.

2)	Detection of Insider Trading

To detect insider trading, Compliance should:

a)	Cause to be reviewed in any manner deemed appropriate, including through the use of Orion Compliance, trading activity of Access Persons;

b)	Coordinate, if necessary, the review of applicable reports or trading activity with other members of Compliance, appropriate officers, directors, or Access Persons of the Firm.

3)	Special Reports to Management

Promptly, upon learning of a potential violation of the Statement on Insider Trading, the Chief Compliance Officer must prepare a written report to management of the Firm providing full details and recommendations for further action.

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4)	Annual Reports

On an annual basis, the Chief Compliance Officer will include the information below, as may be applicable, in the Chief Compliance Officer’s Annual Report to be completed in accordance with Rule 206(4)-7. The report to the management of the Firm will set forth the following:

a)	Full details of any investigation, either internal or by a regulatory agency, of any suspected insider trading and the results of such investigation; and

b)	Any recommendations for improvement of this Statement on Insider Trading.

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